[Letterhead of Wolseley plc]
August 13, 2007
VIA FACSIMILE AND FEDERAL EXPRESS
Ms. Jennifer Thompson
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:      Wolseley plc Annual Report on Form 20-F, File No. 001-15186
Filed November 30, 2006
Dear Ms. Thompson:
Set forth below are the responses of Wolseley plc (“Wolseley” or the “Group”) to the comments raised in the Staff’s Comment Letter of July 9, 2007. For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter.
FORM 20-F FOR THE YEAR ENDED JULY 31, 2006
Item 5A – Operating Results, page 25
1	In future filings, where you discuss multiple factors that contributed to the changes in your results, please quantify the impact of each factor where possible. Please also explain in more detail the reasons for changes in revenues and changes in trading profit. For example, when you quantify and discuss the “organic” changes in revenues and trading profit for each segment, you should also quantify and discuss the impact of foreign exchange, acquisitions and divestitures on each of revenues and trading profit for each segment. To the extent that “organic” revenues for a segment were impacted by both changes in volume and changes in pricing, you should separately quantify the impact of each of these factors. To the extent that you open new locations for a segment, you should separately quantify the impact of these new locations on both revenues and trading profit. Refer to Item 5A of Form 20-F and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.
In future filings, we propose to include in Item 5A the tabular analysis of revenue and trading profit which is currently only set out in note 2 of the Group’s financial statements. This tabular analysis quantifies the impact on revenue and trading profit of acquisitions, divestitures, foreign exchange and organic growth, which includes the opening of new locations, and will provide a clear and self-contained framework in which the reasons for changes can be explained and the impact discussed. From fiscal 2007 onwards we propose, where it is material, to give an indication of the impact of the opening of new locations within organic growth.

We note your suggestion that we should separately quantify the impact of both changes in volume and changes in pricing on organic revenue.
The Group has a significant number of separate product lines (well in excess of 100,000). Given this, and the variation of products sold in different countries, we are not able to distinguish volume and pricing variances in a consistent and reliable way. To be able to provide such an analysis the Group would need to have a single global inventory catalogue giving identification numbers for each product type, prescriptions for the appropriate volume measures for each, processes for distinguishing price changes from changes in specification, and processes for categorising product types to facilitate aggregation. Neither the processes nor IT systems to support them are currently in place.
The Group at present is accordingly unable in general to distinguish the impact of volume and pricing changes on organic revenue. However, as also discussed in our response to Question 2, there are certain product types for which the selling price of the finished product is correlated with a commodity market price, and as part of its internal reporting the Group assesses the impact of changes in commodity prices – primarily copper and lumber – on the Group’s results. For future filings, we propose that, if the effect is significant, we will disclose an estimate of the proportion of sales attributable to such product types and the movement in the relevant commodity price index during the period.
2	Please explain to us in more detail and revise future filings to clarify why increases in commodity prices allowed US Plumbing and Heating to generate unusually large profits or gains. If you were able to raise your sales price while using inventory purchased earlier in the year at a lower price, you should clarify this, along with addressing the likely impact on your future margins once you begin selling inventory purchased at the new higher price.
Certain products sold by US Plumbing and Heating, in particular copper piping, have the characteristic that the selling price of the finished product is correlated with the spot price of the underlying commodity, which can be relatively volatile. US Plumbing and Heating thus has less ability to manage the selling price of these products than the timing and volumes of its purchases. In cases when US Plumbing and Heating has bought amounts of such product in excess of its normal inventory replenishment levels, and the spot price then increases significantly during the inventory holding period, then unusually large profits would be generated.
Under Item 4B – Business Overview – Raw Materials and Commodities, on page 23, we disclose an estimate of the impact of such increases in commodity prices during the 2006 fiscal year. The intention of this disclosure was to provide investors with information to assist in estimating what our margins in that fiscal year would have been without these changes in commodity prices and hence to provide an indication of what future margins are likely to be if commodity prices were to stabilise. We will seek to enhance our discussions in future filings to explain more clearly the reason for and impact of significant changes in commodity prices where possible.

3	We note your discussion of Group central costs on page 31. Please revise future filings to provide a more detailed description of the reasons for changes in these central costs. If expenses related to your captive insurance company account for a significant portion of these central costs, you should quantify those expenses and discuss the reasons for changes in those expenses.
The increase in central costs has arisen because the Group has been centralising and increasing the resources for a number of functions which were previously performed by local businesses: these include sourcing, supply chain planning, corporate communications and strategic financial planning.
The captive insurance company accounted for a gain of £3m in 2005 and broke even in 2006. These movements primarily represent changes in reserves for losses in respect of prior years, which are absorbed centrally rather than being recharged to operating companies.
For future filings, we will provide a more detailed description of the reasons for changes in central costs, if material, and in particular will assess whether there has been a year-on-year change in the result of the captive insurance company that is material enough to be discussed separately.
Item 6C – Board Practices – Control Processes, page 65
4	We read that your internal control over financial reporting is designed to provide reasonable assurance. Please confirm to us, and revise future filings to clarify, that management concluded that your internal control over financial reporting was effective at the reasonable assurance level.
We confirm that management concluded that our internal control over financial reporting was effective at the reasonable assurance level. In future filings we propose to include the following revised statement:
Wolseley’s management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Wolseley’s internal control over financial reporting was effective at the reasonable assurance level as of July 31, •.
Item 18 – Financial Statements
Group Accounting Policies – Revenue, page F-7
5	We note your accounting policy for recognizing revenue from services other than those that arise from construction service contracts. In future filings, please consider disclosing a brief description of the kinds of services that you provide other than construction service contracts.

The Group has a relatively small amount of revenue attributable to customer inventory management, hire of plant and tools, and maintenance contracts. As discussed in our response to question 6, we have not considered any of these revenue streams to be sufficiently material to discuss separately in past filings. We will continue to monitor the levels of these revenue streams and actively consider in each filing whether a separate discussion is appropriate, and if our accounting policy needs to be updated accordingly.
6	We note that you recognize revenue from both the sale of goods and from the rendering of services. We also note the description of various products that you sell and services that you provide in your Business Overview, beginning on page 15. Please tell us what consideration you gave to separately quantifying your revenues from goods and your revenues from services, and supplementally provide us with this information. Refer to paragraph 35(b) of IAS 18.
The Group would consider revenues from rendering services to be significant in the sense intended by paragraph 35(b) of IAS 18 if they amounted to 10% or more of total revenue.
An analysis of revenue can be presented supplementally for the Staff as follows:

	2006	2006	2005	2005
	£ million	% of total	£ million	% of total
Sale of goods	13,777	97.3	11,155	99.1

Construction service contracts	204	1.4	15	0.1
Customer inventory management	103	0.7	32	0.3
Hire of plant and tools	49	0.3	30	0.3
Maintenance contracts	25	0.3	24	0.2

Rendering of services	381	2.7	101	0.9

Total revenue	14,158	100.0	11,256	100.0

Thus the revenue attributable to rendering of services for fiscal 2005 and 2006 was not significant in the sense intended by paragraph 35(b) of IAS 18. In the same sense, the forecast revenue for fiscal 2007 attributable to rendering of services is not significant, and so we do not believe that further disclosure is appropriate.
Cost of Sales
7	Please tell us and disclose in future filings a brief description of the types of costs that are captured in your cost of sales. Please also help us to understand why the line item “Amounts included in cost of goods sold with respect to inventory” for 2005, as seen in Note 3, is greater than the amount seen for cost of sales on the face of your income statement.
Cost of sales includes the following items:
•	the cost of goods purchased for resale, which includes import and customer duties, transport and handling costs, freight and packing costs and other attributable costs, less trade discounts, rebates and other subsidies;

•	attributable assembly labour and overhead costs;

•	attributable construction services labour and overhead costs; and

•	valuation adjustments to state inventory at net realizable value.
Our policy is to absorb assembly labour and overheads into inventory, whereas labour and overheads relating to construction services are included in cost of sales but not in inventory. Accordingly, in fiscal 2006 cost of sales of £10,222 million exceeded “amounts included in cost of goods sold with respect to inventory” of £10,007 million disclosed in Note 3 principally by the amount of labour and overheads relating to construction services.
The Group entered the construction services market at the end of fiscal 2005. For the year ended July 31, 2005 the labour and overheads relating to this business were inadvertently included in the inventory amounts disclosed in Note 3. In addition, certain adjustments relating to intercompany sales and inventory provisioning were correctly included in cost of sales but were not allocated specifically to the inventory utilization component within cost of sales, and hence not included in the inventory amounts disclosed in Note 3. As a result, the amount disclosed in Note 3 in respect of fiscal 2005 is overstated by some £19 million, which we do not consider to be a material amount.
In future filings we propose to include the following disclosure:
Cost of sales includes purchased goods, the cost of bringing inventory to its present location and condition, and labour and overheads attributable to assembly and construction services.
Note 2 – Segmental Analysis, page F-15
8	We read that you have a single business segment, the distribution and supply of construction materials and services. Given the variety of products and services that you provide, please help us to better understand how you determined that you do not have additional business segments under IFRS. Your response should describe the reports reviewed by your key management personnel to evaluate and manage your company, including whether information is reviewed by type of product or service within each geographical segment. Your response should also address the criteria for business segments in paragraph 9 of IAS 14. If you have combined any business segments into a single reportable segment, as discussed in paragraph 34 of IAS 14, please help us to understand how you determined that you met the applicable criteria to do so.
The monthly reporting pack currently distributed to key management personnel shows the results and commentary for the Group as a whole, for Europe and for North America. It has an Appendix which includes, in a standardised format, the results and commentary separately for Wolseley UK, DT Group, Wolseley France, and Central and Eastern Europe, which together make up Europe, and Ferguson, Stock Building Supply and Wolseley Canada, which make up North America. We have therefore concluded that the geographical segments are the primary reporting segments.
The monthly reporting pack currently distributed to key management personnel does not analyse the results of the Group or of its geographical segments by type of product or service, reflecting the facts that the Group is not managed on that basis, and that this information is not key to an understanding of the risks and returns of the business. Under the guidance set out in paragraph 9 of IAS 14, the Group considers all its products and services to be related, as their risks and returns are similar, as are the customer types and distribution methods.
In the United States our two operations with different product types report separately – Stock Building Supply for building materials and Ferguson for plumbing and heating. This is in part because of their size, and in part because historically they have been run as separate businesses and because the product types are traditionally sold in separate outlets in the North American market. In other geographical segments where both product types are sold, neither the management structure nor the format of Group reporting distinguishes these product types.
Accordingly, we consider that we have only a single business segment.
9	We read in Note 44 that under US GAAP you divide your North America geographical segment into three segments, two of which are US businesses and one of which is a Canadian business. Please help us to understand how you determined that the US and Canada were not separate geographical segments under paragraph 9 of IAS 14.
We confirm to the Staff that the US and Canada are considered separate internally reported geographical segments under paragraph 9 of IAS 14. However, we do not consider Canada to be a separately reportable segment from the United States under paragraph 34 of IAS 14 as it exhibits similar long-term financial performance and is similar in the nature of its products, types of customer and methods of distribution. It is also not a reportable segment under paragraph 35 of IAS 14 as its revenue, segment result and assets are each less than 10 per cent of the total revenue, result and assets of all segments.
Note 9 – Trading Profit, page F-21
10	We note your disclosure of why you believe that this measure is useful to users of your financial statements. In future filings, please consider also disclosing how management uses this measure, similar to your disclosure on page 26, as we believe that this is an important aspect of why this measure would be useful to your investors.
In future filings we propose to include the statement “Wolseley uses trading profit, and certain key performance indicators calculated by reference to trading profit, for planning, budgeting and reporting purposes and for its internal assessment of the operating performance of individual businesses within the Group” in our explanation of trading profit in the financial statements.
Note 26 – Provisions, page F-33
11	We note the column labelled “Other provisions”. Please tell us and disclose in future filings a brief description of the types of obligations that are captured in this category. Refer to paragraph 85(a) of IAS 37.

The obligations captured in this category primarily comprise:
•	the estimated net rental commitments until the end of the lease term on properties no longer occupied by the Group,

•	the estimated cost of refurbishing rented properties at the end of the lease period;

•	the estimated cost of claims under warranties; and

•	the estimated cost of termination benefits arising from restructuring.
The majority of these obligations will fall due in the next five years. In future filings, we propose to include the following disclosure:
Other provisions primarily relate to rental commitments on vacant properties, dilapidations on leased properties, warranties and termination benefits. The majority of these obligations fall due within five years.
Note 28 – Share Capital, page F-38
12	We note your discussion of employee benefit trusts at the bottom of this page. Please help us to understand if or how your shares held by these employee benefit trusts were considered in determining the number of shares allotted and issued, as seen at the top of Note 28, or the weighted average shares outstanding for calculation of earnings per share, as discussed in Note 8. Please clarify this information to your investors in future filings.
The shares held by the Employee Benefit Trusts, which are treated as Treasury Stock, are included in the number of shares allotted and issued, as required by the Companies Act 1985. In future filings, we propose to amend the sentence immediately following the table of these shares in Note 28 to read
All the allotted and issued shares, including those held by Employee Benefit Trusts, are fully paid or credited as fully paid.
The shares held by the Employee Benefit Trusts are excluded from the weighted average number of shares outstanding for the calculation of basic earnings per share in Note 8, in accordance with paragraph 20 of IAS 33. In future filings, we propose to amend the first sentence of this note to read
Basic earnings per share of • pence is calculated on the profit for the year attributable to equity shareholders of £• million on a weighted average number of ordinary shares in issue during the year, excluding those held by Employee Benefit Trusts, of • million.
13	We note your reference under “Allotment of shares” in Note 28 to executive stock appreciation rights, and your reference on page F-39 to an employee Stock Appreciation Plan that expired during fiscal year 2006. Please explain to us the terms of these stock appreciation plans, including the terms of settlement, and tell us how you are accounting for these awards under both IFRS and US GAAP. As long as you refer to these plans in your filing, please revise your footnote to describe these plans in accordance with paragraph 45(a) of IFRS 2.

The terms of these stock appreciation plans, as disclosed in the 20-F for the year ended July 31, 2005, were as follows:
Participants were granted awards comprised of units of ordinary shares with a base reference price per unit not to exceed the greater of (i) a price which is 80% of the middle market quotation for ordinary shares on the date immediately preceding the date of grant as derived from the London Stock Exchange Daily Official List and (ii) the nominal value of an ordinary share.
Upon exercise, participants receive an award in an amount determined by a formula reflecting the value of the ordinary shares on the date of exercise. Awards are automatically exercisable upon the earlier to occur of a specified date during the year that is the fifth year anniversary of the date of grant or a specified date during the year in which there is a change of control of Wolseley or a resolution to wind up Wolseley has been approved. A participant’s awards will lapse upon his termination of employment from a company participating in the stock appreciation plan.
Under IFRS, the stock appreciation plans were treated as cash-settled plans, such that the fair value was determined at the date of grant, and the fair value of the grant was re-measured at each balance sheet date until the liability was settled. The charge for the years ended July 31, 2006 and 2005 was £2 million and £9 million, respectively.
Under US GAAP, the stock appreciation plans were treated as liability-classified plans under SFAS 123, as the employees can compel that the settlement of the award be through the transfer of cash, rather than by issuing equity instruments. As a liability-classified plan, the compensation cost was determined each year as the change during the period in the intrinsic value of the award. The charge for the years ended July 31, 2006 and 2005 was £1 million and £10 million, respectively.
The difference in the charge between IFRS and US GAAP reflects a difference in measurement basis: under IFRS the charge is based on the best current estimate of the number of options expected to vest, whereas under SFAS 123 the Group had elected to recognize the effect of forfeitures as they occurred.
There are no outstanding awards under this plan at July 31, 2006. However, we propose to include a description of this plan in our filings for as long as we refer to it.
14	We note the line item on your equity statement titled “Premium on share options issued through share symmetry arrangements.” Please tell us and revise future filings to clarify what is meant by “share symmetry arrangements,” as you do not appear to discuss these arrangements elsewhere in your filing. If these adjustments relate to stock appreciation rights, as was indicated in previous filings, please tell us the terms of these stock appreciation rights. Also help us to understand your accounting for these arrangements under both IFRS and US GAAP.
We confirm to the staff that these adjustments do relate to stock appreciation rights, as was indicated in previous filings. The terms of these rights, and how they are accounted for under IFRS and US GAAP, have been discussed in our response to question 13.
A “share symmetry arrangement” is an option scheme under which options are granted to an employee benefit trust, which exercises them on behalf of employees. When rights vested under the stock appreciation plans, the parent company issued shares to the trust, which then sold them in the market. From the Group’s point of view, shareholders’ equity only increased by the proportion of the sale proceeds attributable to the original exercise price of the award, while the trust remitted the remaining amount to employees. The parent company, however, is required by the UK Companies Act to credit the full issue proceeds to share capital and share premium account, and consequently the proportion of the issue proceeds remitted to employees is accounted for as a capitalization of distributable reserves.
We propose to include the above explanation in our filings for as long as we make reference to these arrangements.
Note 31 – Acquisitions, page F-42
15	We note your disclosure of historical trading profit and operating profit contributed by the acquisitions and your disclosure of trading profit as if the acquisitions had been completed on the first day of the fiscal year. Please tell us how you determined that these disclosures satisfied the requirements of paragraphs 67(i) and 70(b) of IFRS 3. Revise future filings if necessary.
Paragraphs 67(i) and 70(b) of IFRS 3 require the disclosure of the acquiree’s profit or loss since acquisition date, and of the profit or loss of the combined entity for the period as though the acquisition date for all business combinations effected during the period had been the beginning of the period. The paragraphs do not however specify at which level “profit or loss” is to be measured, and both paragraphs recognise that such disclosure may be impracticable, though in that case the fact should be disclosed, together with an explanation of why that is the case.
Wolseley determined that it was impracticable to disclose profit before tax or profit attributable to equity shareholders contributed by the acquisitions, or to disclose operating profit, profit before tax or profit attributable to equity shareholders as if the acquisitions had been completed on the first day of the fiscal year. Disclosing operating profit would require estimating a charge for the amortisation of intangible assets, and hence estimating the level of intangible assets at a date earlier than the acquisition date. Disclosing profit before tax would require estimating an interest charge, and hence attributing a notional amount of net borrowing and an interest rate applicable to each individual acquisition. Disclosing profit attributable to equity shareholders would require estimating a tax charge, and hence attributing an effective tax rate to each acquisition. For the reasons set forth below in our proposed disclosure, it is not practicable to make such estimates.
In future filings, we propose to amend the disclosure in Note 31 as follows:
The acquisitions contributed £• million to revenue, £• million to trading profit and £• million to the Group’s operating profit for the period between the date of acquisition and the balance sheet. It is not practicable to disclose profit before tax, as the Group manages its borrowings as a portfolio and cannot accurately attribute an effective borrowing rate to an individual acquisition. It is not practicable to disclose profit attributable to equity shareholders, as the complexity of the Group’s tax arrangements is such that it cannot accurately attribute an effective tax rate to an individual acquisition.
If each acquisition had been completed on the first day of the financial year, Group revenue would have been £• million and Group trading profit would have been £• million. It is not practicable to disclose profit before tax or profit attributable to equity shareholders, as stated above. It is not practicable to disclose operating profit as the Group cannot accurately estimate the amount of intangible assets that would have been acquired at a date other than the acquisition date.
Note 39 – Contingent Liabilities, page F-44
16	We note your disclosure of obligations under forward foreign exchange contracts. Please provide us with a more detailed explanation of how you are accounting for these derivatives under both IFRS and US GAAP, including the related accounting literature. Please revise future filings to clarify this matter.
The forward foreign exchange contracts disclosed in Note 39 are the unsettled sides of currency swaps outstanding at the balance sheet date. The currency amounts of these outstanding contracts are disclosed in Note 20 – Derivative Financial Instruments on pages F-28 and F-29, where the convention is to refer to foreign currency purchases as assets (i.e. the Group will take delivery from counterparties of USD 630 million, EUR 222 million and CHF 22 million).
As described in our Group accounting policies on page F-13, derivative financial instruments, including currency swaps, are recognized as assets and liabilities measured at their fair values at the balance sheet date. This policy complies with IAS 39 paragraph 43, and also with SFAS 133 paragraph 17.
The fair value of foreign currency amounts receivable was £497 million at the balance sheet date, while the fair value of amounts payable on maturity of the contracts (which is mostly sterling) was £499 million, with the £2 million net loss disclosed as a liability. All but USD 3 million of these contracts are designated and effective as hedges of the net investment in overseas operations. As described in our Group accounting policies on page F-13, the changes in the fair value of these contracts have been recognized in equity. This policy complies with IAS 39 paragraph 102, and also with SFAS 133 paragraph 18(d). The remaining contracts are held at fair value through profit and loss.
Note 39 discloses the same amounts as the fair value of these outstanding contracts, but since the intention is to disclose the exposure to Wolseley if the counterparty fails to perform on maturity of the contract, the opposite convention from Note 20 is used to distinguish assets and liabilities. £497 million is the value at balance sheet date of the currency amounts that Wolseley would have to purchase in the market if the contractual counterparty did not perform, and thus represents the fair value of the maximum loss in this remote contingency.
We propose to revise future filings to clarify how we are accounting for these instruments.
Note 44 – Summary of Significant Differences Between IFRS and US GAAP, page F-57
17	Please revise future filings to provide more detail about your reconciling items. In this regard, for reconciling items that impact equity, please address both the adjustment to the current and prior years’ net income and any changes in the cumulative adjustment related to previous periods. For items that are not discussed elsewhere in your filing, such as sale-leasebacks and restructuring costs, please provide some additional context about the original transactions. For the “other adjustments” seen in Note (viii), please revise your narrative to quantify the impact of each adjustment addressed in that footnote.
We have included in Appendix A, as supplemental information for the Staff, an analysis of the reconciling items between IFRS and US GAAP, showing the impact both on income and on equity. We do not propose to include this supplemental information in future filings, but propose to ensure that all adjustments to equity are separately quantified and explained.
We propose in future filings to amend Notes (vii) and (viii) to provide additional context for and quantification of these adjustments. The equivalent disclosures for fiscal 2006 would be as follows:
(vii) Sale and leaseback accounting
Under IFRS, in a sale and leaseback transaction where the leaseback is recognized as an operating lease, and the sale price equals fair value, the profit or loss on the sale should be recognized immediately. Under US GAAP, in general, the gains or losses on disposal of the properties are deferred and amortized over the term of the operating lease. During the year ended July 31, 2006 ten UK branches and one North American branch were sold to financial institutions and leased back for periods of 13 or 15 years. Under IFRS a profit of £12 million was recognized on these sales. Under US GAAP, this gain, net of amortization, has been deferred over the lease terms. Following a loss on currency retranslation of £1 million, the cumulative deferred gain as of July 31, 2006 under US GAAP is £15 million.
(viii) Other adjustments
Restructuring costs
Under IFRS, a provision for restructuring costs is recognized only when a present obligation (legal or constructive) exists as a result of a past event; it is probable that a transfer of economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation.
Under US GAAP, for restructuring plans initiated after January 1, 2003, a liability for a cost associated with an exit or disposal activity can only be recognized when the liability is incurred. An entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. The timing of recognition and related measurement of a liability for one-time termination benefits in relation to employees who are to be involuntarily terminated depends on whether the employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond the minimum retention period.
Restructuring costs relate to costs of staff redundancies and branch closures in the UK and France. Under US GAAP the charge for the year is £1 million higher than under IFRS as the cost of certain termination benefits and branch closures were charged in fiscal 2005 under IFRS but did not meet the recognition criteria of US GAAP until fiscal 2006. As of July 31, 2006, the provision for restructuring costs is not significantly different under IFRS and US GAAP.
Capitalized interest
Under IFRS, the Group has chosen not to capitalize interest on specific or general borrowings to finance the construction of certain property, plant and equipment. Under US GAAP, this interest is capitalized. The amount of interest capitalized is based on a weighted average method considering the general borrowings outstanding during the period. During fiscal 2006 an additional £1 million was capitalized under US GAAP in respect of the cost of constructing distribution centers in the US, the UK and France, and on costs incurred on the Group’s common IT platform. As of July 31, 2006, capitalized interest net of depreciation included in the cost of property, plant and equipment is £7 million under US GAAP.
Employers’ payroll taxes in respect of share based payments
Under IFRS, employers’ social security liability arising from share-based payment transactions is recognized over the same period or periods as the share-based payment charge. Under US GAAP, employers’ payroll taxes due on the exercise of share options are recognized as an expense when the liability arises, which is generally at the option’s exercise date. Employers’ payroll taxes are payable in the UK on the exercise of options, and under IFRS £1 million was accrued in respect of options granted during the year which has been reversed under US GAAP, so that as of July 31, 2006 accruals are £1 million lower under US GAAP.
18	We note that you have certain assets classified as held for sale under IFRS. Please confirm to us, if true, that these assets also qualify as held for sale under paragraph 30 of SFAS 144. Otherwise, please revise future filings to address the resulting differences in balance sheet classification and the impact on annual depreciation.
We confirm that at the point that these assets were classified as assets held for sale under IFRS, the sale of the asset was probable, and transfer of the asset was expected to qualify for recognition as a completed sale, within one year. Accordingly, these assets also qualify as held for sale under paragraph 30 of SFAS 144.

19	We note that you have no reconciling items relating to derivatives. Please confirm to us, if true, that all derivatives that qualified for hedging under IFRS also qualify for hedging under US GAAP.
The only derivatives that the Group uses at present are interest rate swaps and currency swaps, and, as disclosed in Item 11 – Quantitative and qualitative disclosures about market risk – Treasury risk management, it is the Group’s policy that no trading in financial instruments or speculative transactions be undertaken. The Group’s use of derivatives is accordingly limited. We confirm that we have reviewed our documentation for designating derivatives as hedges and our procedures for testing and measuring ineffectiveness, and that all derivatives that qualified for hedging under IFRS also qualify for hedging under US GAAP, and therefore there was no GAAP difference during either 2006 or 2005.
20	We note the reconciling items related to share based payments in Note (vi). Please revise future filings to better explain the cumulative effect of change in accounting principle that arose from your adoption of SFAS 123(R). In this regard, we assume this relates to a change in accounting for forfeitures.
The change of accounting principle arising from our adoption of SFAS 123(R) relates to the executive share options issued after November 2002. As explained in Note (vi), these were accounted for as equity instruments under SFAS 123 and IFRS 2 but, owing to the fact that the performance criteria are linked to an inflation index, as liability plans under SFAS 123(R).
Under SFAS 123, £11 million had been recognized in equity in respect of the unvested options through to July 31, 2005. Under SFAS 123(R), the liability in respect of the unvested options on adoption was £29 million. In compliance with the transition provisions of SFAS 123(R), the Group reduced equity to the extent of the previously recognised cost of £11 million, recognised the liability of £29 million, and disclosed the net amount of £18 million (pre-tax) as the cumulative effect of the change in accounting principle.
21	We note your US GAAP segment disclosures in Note (x). Please revise future filings to disclose your segmental measure of profit or loss, which we assume is trading profit based on your disclosures on page 26, and to provide the disclosures required by paragraphs 31 and 32 of SFAS 131 related to this measure.
The US GAAP segment disclosures are split between Note 2 on page F-18, which shows the trading and operating profit for US Plumbing and Heating, Canada and US Building Materials, and Note (x), which includes the remaining disclosures required by paragraphs 31 and 32 of SFAS 131 that are applicable to these segments. In future filings we propose to cross-refer to Note 2 from the US GAAP segment disclosures to clarify where the disclosures can be found.
22	We note your discussion of provisions on page F-69. Please confirm to us and clarify in future filings, if true, that the only provision you have discounted under IFRS is the provision for asbestos litigation.

We confirm that the provision for asbestos litigation is the only provision that has been discounted under IFRS, as it is the only liability for which the time value of money is material. We propose to clarify this in future filings.
Exhibits 12.1 and 12.2
23	We note that your Group Chief Executive and Group Finance Director have included their titles in the opening line of these certifications. Please note that your Group Chief Executive and Group Finance Director must certify this information in their personal capacity and should not alter the language of these certifications in any way from the language appearing in Instruction 12 as to Exhibits of Form 20-F. Please confirm to us that your Group Chief Executive have certified this information in their personal capacity, and revise future filings to eliminate their titles from the opening line of these certifications.
We confirm that the Group Chief Executive and Group Finance Director have certified this information in their personal capacity. We will ensure that future filings do not include their titles in the opening line of these certifications.
Wolseley acknowledges that:-
•	Wolseley is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action in respect of the filing; and

•	Wolseley may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the responses to these comments or require additional information, please contact Derek Harding at +44 118 929 8764 or Rob Smith at +44 118 929 8779.
Very truly yours,
/s/ S P Webster
Stephen P Webster
Group Finance Director

cc	John Cash Accounting Branch Chief Division of Corporate Finance Mail Stop 7010 Securities and Exchange Commission 100 F Street NE Washington DC 20549

Reconciliation from IFRS to US GAAP for the year ended 31 July 2006

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			Intangible	Contingent		Deferred	based		Other
	IFRS	Goodwill	assets	consideration	Pensions	taxation	payments	Leases	adjustments	US GAAP
	£ m	£ m	£ m	£ m	£ m	£ m	£ m	£ m	£ m	£ m
Profit for the year attributable to equity shareholders	537	—	(8)	—	(13)	22	(17)	(12)	1	510
Exchange loss on translation of overseas operations	(182)	(5)	(4)	(2)	—	1	—	(1)	—	(193)
Exchange gain on translation of borrowings designed as hedges of overseas operations	58	—	—	—	—	—	—	—	—	58
Valuation gain on interest rate swaps	8	—	—	—	—	—	—	—	—	8
Valuation gain on currency swaps	5	—	—	—	—	—	—	—	—	5
Actuarial gain on retirement benefits	7	—	—	—	21	—	—	—	—	28
Change in fair value of available-for-sale investments	(7)	—	—	—	—	—	—	—	—	(7)
Tax on gains/losses not recognized in the income statement	(13)	(9)	—	—	—	4	—	—	—	(18)

Total recognized income and expense	413	(14)	(12)	(2)	8	27	(17)	(13)	1	391
Reclassifications	—	10	—	(10)	—	—	—	—	—	—
New share capital subscribed	31	—	—	—	—	—	—	—	—	31
Purchase of own shares by Employee
Benefit Trust	(27)	—	—	—	—	—	—	—	—	(27)
Credit to equity for share based payments	36	—	—	—	—	5	(18)	—	—	23
Dividends	(162)	—	—	—	—	—	—	—	—	(162)

Net additions to shareholders’ funds	291	(4)	(12)	(12)	8	32	(35)	(13)	1	256
Opening shareholders’ funds	2,301	174	94	31	88	(92)	12	(2)	7	2,613

Closing shareholders’ funds	2,592	170	82	19	96	(60)	(23)	(15)	8	2,869

Reconciliation from IFRS to US GAAP for the year ended 31 July 2005

							Share
			Intangible	Contingent		Deferred	based		Other
	IFRS	Goodwill	assets	consideration	Pensions	taxation	payments	Leases	adjustments	US GAAP
	£ m	£ m	£ m	£ m	£ m	£ m	£ m	£ m	£ m	£ m
Profit for the year attributable to equity shareholders	479	—	(3)	—	(15)	14	(5)	(19)	(7)	444
Exchange gain on translation of overseas operations	93	(22)	(1)	—	2	3	—	—	5	80
Exchange loss on translation of borrowings designed as hedges of overseas operations	(36)	—	—	—	—	—	—	—	—	(36)
Valuation gain on interest rate swaps	1	—	—	—	—	—	—	—	—	1
Valuation loss on currency swaps	(12)	—	—	—	—	—	—	—	—	(12)
Actuarial (loss)/gain on retirement benefits	(4)	—	—	—	23	—	—	—	—	19
Tax on gains/losses not recognized in the income statement	34	24	—	—	—	(32)	—	—	—	26

Total recognized income and expense	555	2	(4)	—	10	(15)	(5)	(19)	(2)	522
New share capital subscribed	33	—	—	—	—	—	—	—	—	33
Reclassification	—	(18)	—	18	—	—	—	—	—	—
Purchase of own shares by Employee Benefit Trust	(19)	—	—	—	—	—	—	—	—	(19)
Credit to equity for share based payments	23	—	—	—	—	(4)	3	—	—	22
Dividends	(145)	—	—	—	—	—	—	—	—	(145)

Net additions to shareholders’ funds	447	(16)	(4)	18	10	(19)	(2)	(19)	(2)	413
Opening shareholders’ funds	1,854	190	98	13	78	(73)	14	17	9	2,200

Closing shareholders’ funds	2,301	174	94	31	88	(92)	12	(2)	7	2,613